Mail Stop 4561
      October 20, 2005

Mr. Joseph Macnow
Executive Vice President and Chief Financial Officer
Alexander`s, Inc.
210 Route 4 East
Paramus, NJ 07652

	Re:	Alexander`s, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Quarterly Period Ended March 31, 2005 Form 10-Q for the Quarterly Period Ended June 30, 2005 File No. 1-06064

Dear Mr. Macnow:

      We have reviewed your filings and have the following comment.
We have limited our review to only the issue addressed below and will make no further review of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Note 4 - 731 Lexington Avenue, page 8

1. You state that you are recognizing the sales of the condominium units using the percentage of completion method. We note on your balance sheet that you have significant receivables arising from the sale of condominiums. Please tell us how you considered these receivables in recognizing gain on these sales and how you applied the criteria outlined in paragraph 37 of SFAS 66.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3414 if you have questions.
      			Sincerely,


      Jorge Bonilla
      Senior Staff Accountant






Mr. Joseph Macnow
Alexander's, Inc.
October 20, 2005
Page 1